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                                                                     EXHIBIT 3.4


                          AMENDMENT NO. 2 TO BYLAWS OF
                           SIRROM CAPITAL CORPORATION


       This Amendment No. 2 to the Bylaws of Sirrom Capital Corporation (the "Corporation") amends the Bylaws of the Corporation, as amended, as set forth below. Except as modified and amended hereby, the Bylaws of the Corporation shall remain in full force and effect.

       1. Section 5.5(b) shall be amended to read in its entirety as follows:

              (b) PRESIDENT. The President of the Corporation shall assist the Chief Executive Officer in the active management of the business of the Corporation. The President shall have the general powers and duties of supervision and management usually vested in the office of the President of a corporation and shall perform such other duties as the Board of Directors from time to time may prescribe.

       2. Section 5.5 shall be amended to add a new Section 5.5(b) as follows and renumber the current Sections 5.5(b), (c), (d), (e), (f) and (g) to Sections 5.5(c), (d), (e), (f), (g) and (h):

              (b) CHIEF EXECUTIVE OFFICER. If the Corporation shall establish the office of Chief Executive Officer, then the Chief Executive Officer shall be the Chief Executive Officer of the Corporation and shall have general supervision over the active management of the business of the Corporation. In addition, he shall serve as the Chief Operating Officer of the Corporation until such time as the Corporation selects or appoints another person to serve in that capacity. The Chief Executive Officer shall perform such other duties as the Board of Directors from time to time may prescribe.